NOVA MINERALS

DECEMBER 2025

Developing a tier one gold asset and securing U.S. domestic antimony supply

Investor Presentation

Disclaimer

General

This presentation has been prepared by Nova Minerals Ltd (ACN 006 690 348) (Company) based on information from its own- and third-party sources and is not a disclosure document. No party other than the Company has authorised or caused the issue, lodgement, submission, dispatch or provision of this presentation, or takes any responsibility for, or makes or purports to make any statements, representations or undertakings in this presentation. Except for any liability that cannot be excluded by law, the Company and its related bodies corporate, directors, employees, servants, advisers and agents disclaim and accept no responsibility or liability for any expenses, losses, damages or costs incurred by you relating in any way to this presentation including, without limitation, the information contained in or provided in connection with it, any errors or omissions from it however caused, lack of accuracy, completeness, currency or reliability or you or any other person placing any reliance on this presentation, its accuracy, completeness, currency or reliability. This presentation is not a prospectus, disclosure document or other offering document under Australian law or under any other law. It is provided for information purposes and is not an invitation nor offer of shares or recommendation for subscription, purchase or sale in any jurisdiction. This presentation does not purport to contain all the information that a prospective investor may require in connection with any potential investment in the Company. Each recipient must make its own independent assessment of the Company before acquiring any shares in the Company (Shares). The Company is under no obligation to, and does not intend to, update this document after the date of its issue to reflect any changes in the information contained in this Presentation.

Not Investment Advice

Each recipient of the presentation should make its own enquiries and investigations regarding all information in this presentation including but not limited to the assumptions, uncertainties and contingencies which may affect future operations of the Company and the impact that different future outcomes might have on the Company. Information in this presentation is not intended to be relied upon as advice to investors or potential investors and has been prepared without taking account of any person's individual investment objectives, financial situation or particular needs. Before making an investment decision, prospective investors should consider the appropriateness of the information having regard to their own investment objectives, financial situation and needs and seek legal, accounting and taxation advice appropriate to their jurisdiction. The Company is not licensed to provide financial product advice in respect of its securities.

Forward Looking Statements

This document ***may*** contain forward looking statements concerning the Company. ***Any such*** forward-looking statements are not statements of historical fact, and actual events and results may differ materially from those described in the forward-looking statements as a result of a variety of risks, uncertainties and other factors. Forward-looking statements are inherently subject to business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company's actual results to differ materially from those expressed or implied in any forward-looking information provided by the Company, or on behalf of the Company. Such factors include, among other things, risks relating to additional funding requirements, metal prices, exploration, development and operating risks, competition, production risks, regulatory restrictions, including environmental regulation and liability and potential title disputes. Forward looking statements in this document are based on the Company's beliefs, opinions and estimates of the Company as of the dates the forward-looking statements are made, and no obligation is assumed to update forward looking statements if these beliefs, opinions and estimates should change or to reflect other future developments. Although management believes that the assumptions made by the Company and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

Forward-looking information involves known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any anticipated future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, the actual market price of commodities, the actual results of future exploration, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's publicly filed documents.

Readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws. No representation, warranty or undertaking, express or implied, is given or made by the Company that the occurrence of the events expressed or implied in any forward-looking statements in this presentation will actually occur.

Forward-looking information involves known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any anticipated future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, the actual market price of commodities, the actual results of future exploration, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's publicly filed documents.

Readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws. No representation, warranty or undertaking, express or implied, is given or made by the Company that the occurrence of the events expressed or implied in any forward-looking statements in this presentation will actually occur.

JORC Code

It is a requirement of the ASX Listing Rules that the reporting of ore reserves and mineral resources in Australia comply with the Joint Ore Reserves Committee's Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code). Investors outside Australia should note that while ore reserve and mineral resource estimates of the Company in this document comply with the JORC Code (such JORC Code-compliant ore reserves and mineral resources being "Ore Reserves" and "Mineral Resources" respectively), unless stated otherwise, they may not comply with the relevant guidelines in other countries and, in particular, may not comply with (i) National Instrument 43-101 (Standards of Disclosure for Mineral Projects) of the Canadian Securities Administrators (the "Canadian NI 43-101 Standards"); or (ii) Item 1300 of Regulation S-K, which governs disclosures of mineral reserves in registration statements filed with the SEC. Information contained in this document describing mineral deposits may not be comparable to similar information made public by companies subject to the reporting and disclosure requirements of Canadian or US securities laws.

Compliance Statements

This Presentation contains references to Mineral Resource Estimates extracted from the Company's ASX announcements dated 11 April 2023, titled "Estelle Global Gold MRE Increases to 9.9 Moz Au", and dated 16 April 2024, titled "Mineral Resource Estimate for US Listing" (refer Appendix 1) – ***Mr Jonathan Abbott***. References in this presentation to exploration results have been extracted from the Company's ASX announcements as noted on the relevant pages of this presentation. Nova confirms that it is not aware of any new information or data that materially affects the information included in the original announcements and, in the case of estimates of Mineral Resources, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcement continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Persons' findings are presented have not been materially modified from the original market announcements. The exploration results referred to in this Presentation are taken from prior ASX releases which are set out in the annotations, all of which are available at www.asx.com.au. The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcements. The form and context in which the competent person's findings are presented have not been materially modified.

Investment Risk

There are a number of risks specific to the Company and of a general nature which may affect the future operating and financial performance of the Company and the value of an investment in the Company, including and not limited to the Company's capital requirements, the potential for shareholders to be diluted, risks associated with the reporting of resources estimates, budget risks, risks associated with the COVID-19 pandemic and operational risk. An investment in Shares is subject to known and unknown risks, some of which are beyond the control of the Company. The Company does not guarantee any particular rate of return or the performance of the Company.

Financial Data

All dollar values are in Australian dollars (A$ or AUD) unless otherwise stated. The information contained in this Presentation may not necessarily be in statutory format. Amounts, totals and change percentages are calculated on whole numbers and not the rounded amounts presented.

This announcement has been authorized for release by the executive directors.

Disclaimer

Forward Looking Statements

All statements in this presentation, other than those relating to historical facts, are “forward-looking statements.” These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies; statements that contain projections of results of operations or of financial condition; statements relating to the industry and government policies and regulations relating to our industry; and all statements (other than statements of historical facts) that address activities, events, or developments that we intend, expect, protect, believe, or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward -looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the overall global economic environment; general market, political, and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; changes in our strategy; government regulations and approvals; expectations regarding the potential mineralization, geological merit and economic feasibility of our property; expectations regarding exploration results at our property; mineral exploration and exploration program cost estimates; expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations; receipt and timing of exploration permits and other third-party approvals; and government regulation of mineral exploration and development operations . The Company has filed a preliminary prospectus supplement on Form F-3, as may be amended (Registration No.: 333-292084). Before you Invest, you should carefully read the registration statement, including the factors described in the “Risk Factors” section of the Registration Statement and other documents that we have filed, and will subsequently file, with the Securities and Exchange Commission to better understand the risks and uncertainties inherent in our business and industry and for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the Commission’s website at wvvw.sec.gov. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation as a result of, among other factors, the factors referenced in the “Risk Factors” section of the Registration Statement. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this presentation, they may not be predictive of results or developments in future periods. This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any of our securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities can only be made in compliance with applicable securities laws.

Overview of Nova Minerals

Rapidly advancing world class U.S. gold and antimony assets towards production

NOVA MINERALS

Antimony

Fully-funded to establish a United States (“**U.S.**”) domestic antimony supply chain by late 2026/2027

Recipient of US$43.4M United States Dept. of War (“**DoW**”) award funding

Targeting production in 2026 / 2027



Gold

One of the world’s largest undeveloped gold deposits in a tier-1 jurisdiction

9.9Moz JORC resource[1] | 5.2Moz S-K 1300 resource[1]

Feasibility studies underway, due for completion in 2026



Right Commodities

Unique exposure to traditional precious metals and strategic supply chains

Experienced Team

Experienced leadership team in place to deliver Estelle into production

Right Location

Located in mining-friendly Alaska, all on state lands, with streamlined permitting

1. Refer to the appendix for the Mineral Resource Estimate (“**MRE**”) tables. Economic pit constrained resource compliant to JORC and S-K 1300 standards.

Corporate Overview

As of 22 December 2025, in USD unless noted

Capital Structure

Shares on Issue[1]	**451,028,203**
NASDAQ Listed Warrants[2] (various exercise/expiry)	**110,722**
Performance Rights (Various hurdles)	**2,400,000**
Share Price – ASX (22 December 2025)	**A$0.935**
Share Price NASDAQ ADS's (18 December 2025 – 1 ADS = 12 shares)	**US$7.10**
Market Capitalization	**US$283M**
Cash after funds from US raise[3]	**~US$30.1M**
U.S. DoW Award Grant	**US$43.4M**
Debt	**Nil**

Share Structure

Top 20	**61%**
Top 50	**70%**



66%
Balance of Register
5%
Board and Management
29%
Strategic and Institutions

Research Coverage

ThinkEquity
Member of NYSE - FINRA -SIPC

12 Month Share Price



$2.00
$1.50
$1.00
$0.50
-
A$ / share
$20
$15
$10
$5
-
US$ / ADS
Nov-24
Jan-25
Mar-25
May-25
Jul-25
Sep-25
Nov-25
ASX Price
Nasdaq Price

1. Includes ~18.5M ADS's where 1 ADS = 12 shares following the 1:5 ADS split.
2. Each warrant exercisable for 5 ADS's following the 1:5 ADS split.
3. Cash as at 30 September 2025 US$11.4M + US$18.7M in net proceeds from the US raise
4. AUD / USD = 0.67

District-Scale, Long Life Gold and Antimony Project

514km^2 with gold and antimony assets within the one U.S. project



Antimony-Gold prospect
Priority Antimony-Gold area
Gold prospect
Priority Gold area
Stibium
Korbel
RPM
Styx
35km long mineralised trend

Located in Mining-Friendly Alaska

All on state lands with streamlined permitting

- Regulatory advantage – 514km^2 of State of Alaska claims
- No federal or native title claims on tenements
- Alaska has a long history of mining with a streamlined permitting process
- Estelle is fully permitted for exploration
- Presidential order signed to "ensure Alaska can take advantage of every opportunity to explore and develop its tremendous resources"



Alaska
Fairbanks
Tintina Gold Province
>220Moz Au
NOVA MINERALS
Estelle Project
Gold and Antimony
Anchorage
Juneau

Provides a Unique Exposure to Dual Commodities – Gold and Antimony

Gold – Precious mineral near all time highs

- Central bank gold purchases have increased significantly
- "Safe haven" in times of elevated geopolitical risk
- Effective hedge against inflation
- Classified as a Tier 1 asset under Basel III regulations



$4,800
$3,600
$2,400
$1,200
-
~US$4,100 oz
GOLD SPOT PRICE
Jan-20
Mar-21
May-22
Jul-23
Sep-24
Nov-25

Antimony – Strategic mineral with no U.S. supply

- Essential for industrial, defence and tech sectors
- Designated critical mineral globally
- Limited supply – Chinese dominated production
- Strategic stockpiles in the U.S. depleted



$60,000
$45,000
$30,000
$15,000
-
~US$44,000 t
ANTIMONY ROTTERDAM INDEX
Jan-20
Mar-21
May-22
Jul-23
Sep-24
Nov-25

Source: Bloomberg as at 15 November 2025.

Experienced Leadership Team in Place to Deliver Estelle into Production

NOVA MINERALS

Experienced management who have collectively personally invested over US$5M and who are committed and aligned to ensure Nova fulfils its vision of getting Estelle into production as soon as possible.





Richard Beazley
Non-Executive Chairman

Internationally experienced mining professional and director with over 35 years of experience in senior corporate, operational and project development roles.



Christopher Gerteisen
Executive Director & CEO

Over 30 years' experience managing and advancing resource projects from green fields, through development and into production across North America, Australia and Asia.



Louie Simens
Executive Director & COO

Over 20 years' experience managing and operating multiple business with large projects in the building, mining and civil industries. Maintains extensive networks in the mining and financial industry.



Craig Bentley
Director Finance & Compliance

Over 30 years commercial and finance experience working in senior roles within multinational private enterprises as well as auditing for Ernst and Young.



Avi Geller
Non-Executive Director

Extensive investment experience and a deep knowledge of corporate finance, including capital markets, venture capital, hybrid, debt and private equity.



Dovi Berger
Non-Executive Director

10+ years' experience in capital markets and M&A, blending accounting and operational expertise to drive acquisitions and compliance.

Supported by an industry leading technical team comprising over 50 contractors, environmental and permitting consultants, precious and critical minerals processing experts, and mining engineers

Estelle Project

Estelle's Antimony Assets

Fully-funded to establish a U.S. domestic antimony supply chain by late 2026/2027

NOVA MINERALS

Key Highlights

7
Antimony-gold prospects

Up to 60.5% Sb
Surface outcropping, with 20+ samples > 20% Sb

US$43.4M
1 of 2 projects in the U.S. with DoW funding

2026/27
Target production

Phase 2
Scale up operations



Antimony-Gold prospect
Priority Antimony-Gold area
Stibium
Styx

Core Differentiators

Commanding first-mover advantage as the sole emerging fully integrated antimony producer

With permitted land in an industrial zone, robust government support, and critical infrastructure in place for its planned Stage 1 and 2 downstream refinery at the deep-water Port MacKenzie, Nova is positioned to become a pivotal supplier in the U.S. antimony market

Sources: ASX Announcements: 10 October 2023, 5 & 11 December 2024.

Key Antimony Prospects

High-grade antimony and gold

Styx

High-grade antimony and gold with
5 samples > 1 g/t Au up to **9.8 g/t Au**
9 samples > 1% Sb up to **54.1% Sb**

The main Styx occurrence is a >1m thick quartz-stibnite vein (up to 50% stibnite) with excellent outcrop exposure over 20m

Ore sorting - **132% upgrade yielding 49.1% antimony trisulfide** (Sb_2S_3)

Massive stibnite stockpiled at camp for potential near term antimony production





Stibium

High-grade antimony and gold with
16 samples > 5 g/t Au up to **141 g/t Au**
12 samples > 30% Sb up to **60.5% Sb**

Surface sampling has identified an 800m long by 400m wide antimony rich zone at Stibium, which remains open

Drilling underway

Stibium access road in progress

Stibium Stand Alone Antimony-Gold Starter Mine

- Quick start up
- Low CAPEX
- Small footprint/quick permitting
- Early cashflow potential



Sample E406774 (54.5% Sb)



Sources: ASX Announcements: 10 October 2023, 5 & 11 December 2024.

Refinery Land Secured

Sole emerging fully integrated antimony producer with land secured in an industrial zone

NOVA MINERALS

42.81 acres secured for downstream refinery with land permitted for a commercial operation of a U.S. Critical Minerals Production Hub

Feasibility and environmental studies to commence for downstream refinery at Port MacKenzie industrial zone site



Conceptual rendering of proposed antimony refinery

Port MacKenzie Infrastructure

Bulk commodity export facility	Site aligned with West Susitna Access Road
1,200-foot long deep-draft dock for large vessels	Proposed 32-mile rail spur
Separate 500-foot long barge dock	Onsite power




Account #7170000T003
Location of Nova Minerals Antimony Refinery
VICINITY MAP
2.42 MILES FROM SITE TO PORT
23
42.81 Acres
Site secured for Nova antimony refinery
Point MacKenzie Rail Extension ROW
26
25
Port MacKenzie

Aerial view of Port MacKenzie highlighting the site for Nova's proposed antimony refinery. Source: Port MacKenzie Operations

Sources: ASX Announcements: 10 October 2025

Antimony Project Phase 1 Key Milestones

US$43.4M is one of the largest recent U.S. government awards to secure domestic critical minerals supply

NOVA MINERALS

Primary focus to produce military-spec antimony

Completed

US$43.4M

- U.S. Dept of War award ✓
- Commence resource definition drilling ✓
- Commence surface antimony ore stock piling ✓
- Secure refinery land permits at Port MacKenzie ✓
- Commence technical studies ✓
- Stibium access road ✓
- Appoint leading antimony expert ✓

On Track

- Conceptual plant design and flowsheet ○
- Establish antimony MRE ○
- Mine and process equipment procurement ○
- Commence mining ○
- Construction ○
- Commissioning ○
- Full scale phase 1 production targeted late 2026/27 ○

Antimony Project Phase 2 Scale Up

Proposed fully secured and integrated U.S. domestic antimony supply chain based in Alaska

Estelle Project



Estelle Project Mines



Concentrator for Refinery Feedstock

West Susitna Access Road Commencing construction in 2025

Feedstock from existing mines

Feedstock from historical reclamations

Out of state feedstock



Rail freight



Land freight



Central Refinery

Port Mackenzie

Anchorage



Sea freight



Air freight

Future export potential


Beaufort Sea
ALASKA
YUKON
Gulf of Alaska

Scale up operations to produce additional refined antimony products including trisulfide, oxide, and metal for the U.S. industrial base

Ongoing discussions with U.S. government agencies for Phase 2

High Level Conceptual Antimony Flowsheet

Process flowsheet developed for high recovery, high purity antimony



Milling
Circuit
Crusher
High Grade Gold, Low
Grade Antimony
Stockpile
Gravity
Separation
Screener
Antimony
Trisulfide
Antimony
Oxide
Antimony
Metal
Ore Sorter
Stibnite
Flotation
Alkaline
Leach
Antimony
Precipitation
Purification
High Grade Antimony, Low
Grade Gold Stockpile

Estelle's Gold Assets

One of the world's largest undeveloped gold deposits in a tier-1 jurisdiction

Key Highlights

4
Large gold deposits

9.9Moz JORC[1]
Resource

5.2Moz S-K1300[1]
Pit constrained resource

20+
Prospects

1,290 g/t Au
High-grade surface samples



Gold prospect
Priority Gold area
Korbel
RPM

Core Differentiators

- Thick high-grade drill results from surface
- Open pit, bulk-mineable, low-strip ratio deposits
- Proposed staged development, targeting high-grade RPM starter pit
- Expansion potential at both RPM and Korbel
- Feasibility studies underway for completion in 2026
- 35km mineralised trend

Sources: ASX Announcements 26 August 2020, 16 & 20 November 2023, 5 December 2023, & 26 February 2024.
1. Refer to the appendix for the MRE tables. Economic pit constrained resource compliant to JORC and S-K 1300 standards.

Estelle Gold Staged Development Options

1. RPM starter mine with regional expansion – High-grade resource starter pit


NOVA MINERALS
Train
Shadow
Shoeshine
Muddy Creek
Discovery
Trumpet
Train
Train Regional Targets
Geological indications show all 3 areas are potentially genetically linked
RPM
RPM South
RPM Valley
RPM North
RPM Starter Pit Area
RPM Regional Target
RPM Regional Target
Potential Gold Processing Plant
1km
Investigating various ore transport options incl. trucks, conveyors, cable ways, chutes

RPM Starter Mine

- High-grade from surface (Potentially 5g/t+ Au)
- Selective mining of high-grade at/near surface material from RPM North
- Potential for expansion ie: RPM, Train, Regional
- Smaller footprint, Lower CAPEX, Nova funded
- Fast track to production and cashflow
- Scalable

RPM

High-grade core with mineralization extending from surface and remains open

- 115 holes, ~27,000m drilled to date – 13,200m not in current MRE
- Broad zone of continuous high-grade gold, from surface
- Mineralization remains wide open
- Heap leach recoveries of 68.7% achieved in lower grade ore test work
- Ore sorting ore below 2 g/t Au achieves up to 4.33 X uplift in grade
- Awaiting assays for 27 holes from 2025 drilling

Super high-grade Measured core of 180 koz @ 4.1 g/t Au within a wider high-grade M&I Core of 330koz @ 2.4 g/t Au and a total resource of 1.13 Moz @ 0.7 g/t Au from Surface[1]



1 km
0.9 km
RPM North
RPM South
RPM Valley
RPM Starter Pit Area
Open
RPMRC-24017 29m @ 7.1 g/t Au
From surface Incl:
22m @ 9.4 g/t Au
3m @ 32.2 g/t Au
2m @ 52.7 g/t Au
RPM-057 211m @ 3.2 g/t Au
From 3m Incl:
120m @ 5.0 g/t Au
79m @ 7.4 g/t Au
63m @ 9.0 g/t Au
RPM-005 400m @ 3.5 g/t Au
from surface Incl:
287m @ 4.8 g/t Au
132m @ 10.1 g/t Au
86m @ 14.1 g/t Au
RPM-015 258m @ 5.1 g/t Au
From surface Incl:
161m @ 8.1 g/t Au
117m @ 11.1 g/t Au
45m @ 25.3 g/t Au
RPM-019 344m @ 0.5 g/t Au
From 5m Incl:
259m @ 0.6 g/t Au
39m @ 1.0 g/t Au
38m @ 1.0 g/t Au from 130m
RPM-023 333m @ 0.9 g/t Au
From 8m Incl:
116m @ 0.9 g/t Au
94m @1.0 g/t Au
15m @ 2.3 g/t Au
RPM-022 193m @ 3.9 g/t Au
From 4m Incl:
67m @ 10.4 g/t Au
43m @ 15.8 g/t Au
34m @ 19.4 g/t Au
RPM-008 260m @ 3.6 g/t Au
from 11m Incl:
140m @ 6.5 g/t Au
87m @ 10.1 g/t Au
56m @ 15.0 g/t Au
RPM-060 204m @ 1.0 g/t Au
From 110m Incl:
54m @ 2.1 g/t Au
42m @ 2.6 g/t Au
17m @ 5.3 g/t Au
RPM-037 lower intrusive 268m @ 0.7 g/t Au
From 282m Incl:
103m @ 1.0 g/t Au
21m @ 2.5 g/t Au
30m @ 2.0 g/t Au
RPM Drilling (g/t Au)
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>= 10.0

Sources: ASX Announcements 11 & 27 October 2021, 8 & 22 August 2022, 4 October 2022, 11 December 2023, 10 January & 23 October 2024, 5 August 2025.

1. Economic pit constrained resources compliant to JORC and S-K 1300 standards. Refer to Appendix 1.

RPM Regional Upside

Glacial debris lobe averaging 1.1 g/t Au over 1.7km in till samples



RPM North
RPM South
RPM Valley
18.4 g/t Au
5.1 g/t Au
5.7 g/t Au
52.3 g/t Au
1.7 km
RPM Till Soils Sampling
< 0.1
0.1 - 0.25
0.25 - 0.5
0.5 - 1.0
1.0 - 2.0
> 2.0

Estelle Gold Assets Staged Development Options

2. Expanded project – Korbel + RPM + Regional - Scalable with decades of potential pipeline



Korbel
Korbel Main and Cathedral 550m apart with the potential to be genetically linked
Stoney Regional Targets
Wombat
Rainy Day
West Wing
Trundle
Tomahawk
Stoney
Korbel Main Deposit
You Beauty
Cathedral Deposit
Blocks C&D
Isabella
Sweet Jenny
Portage Pass
NK
Potential Gold Processing Plant
Korbel Main Pit
Korbel Valley Regional Targets
1km

Expanded Project – Korbel + RPM + Regional

Scalable	Significantly increased gold production
Multi-decade mine life	Economies of scale – low AISC
Multiple mining centers	Nova growth and/or strategic partner funding
Multiple commodities (Au, Sb, Ag, Cu, CMs)	

Korbel

Bulk tonnage gold with low strip amenable to large scale selective mining

228 holes, ~70,000m drilled to date.
Awaiting assays from 14 shallow holes from 2025 drilling

Low strip ratio 0.76:1

Mineralization from surface and remains wide open

Ore sorting – Potentially up to 10 X uplift in grade (>5 g/t Au)

FS test work investigating the potential to heap leach Korbel ore

Environmental studies at an advanced stage

Resource upside potential with:

- High-grade rock chips at Cathedral defining a high priority drill target
- Size & scale of Cathedral mirrors Korbel Main
- 6 other exciting untested prospects in the Korbel area

4.05 Moz @ 0.3 g/t Au, Including 2.39 Moz @ 0.3 g/t Au Indicated from surface, with a higher-grade feeder system[1]



2.5 km
0.5 km
0.7 km
Korbel Main
KBDH-072 308m @ 0.7 g/t Au
from surface Incl:
113m @ 1.0 g/t Au
49m @ 1.5 g/t Au
21m @ 2.5 g/t Au
98 g/t Au
114 g/t Au
37 g/t Au
Cathedral
KBDH-012 429m @ 0.6 g/t Au
from 3m Incl:
101m @ 1.3 g/t Au
82m @ 1.5 g/t Au
30m @ 2.4 g/t Au
CTDD-003B 269m @ 0.4 g/t Au
from 168m Incl:
70m @ 0.6 g/t Au
3m @ 2.7 g/t Au
KBDH-024 549m @ 0.3 g/t Au
from 3m Incl:
97m @ 0.8 g/t Au
15m @ 2.3 g/t Au
3m @ 8.2 g/t Au
KBDH-081 277m @ 0.5 g/t Au
from 3m Incl:
94m @ 1.0 g/t Au
30m @ 1.9 g/t Au
9m @ 4.4 g/t Au
CTDD-001 354m @ 0.3 g/t Au
from 104m Incl:
11m @ 1.1 g/t Au
Korbel Drilling (g/t Au)

Sources: ASX Announcements 19 August 2020, 1 December 2020, 6 June 2021, 19 July 2021, 7 October 2021, 23 December 2021, & 28 February 2022.

1. Economic pit constrained resources compliant to JORC and S-K 1300 standards. Refer to Appendix 1

Estelle Regional Expansion Potential > 20 Prospects

To Date < 5% of the 514km² property has been explored

NOVA MINERALS

35km long mineralized intrusive corridor

Gold, and highly elevated concentrations of Silver, Copper, Antimony and Other Critical Minerals have also been discovered across the project

Stoney Area

- → 7 exciting gold, antimony, and multi-element targets in the central portion of the claim block
- → Numerous high-grade gold, silver, copper and antimony rock samples with grades up to **360 g/t Au, 2,720 g/t Ag, 8.5% Cu and 1.3% Sb**

Train Area

- → Six gold, antimony, and multi-element targets located ~6km north of RPM
- → Muddy Creek - One of the most impressive gold anomalies with 24 rock samples > 10 g/t Au up to **128.5 g/t Au**
- → Shoeshine - Abundant antimony-enriched style gold mineralization with rock sample grades up to **1,290 g/t Au** and **0.9% Sb**
- → Trumpet - 21 rock samples > 5 g/t Au up to **132.5 g/t** Au and 13 rock samples > 0.5% Sb up to **16.8% Sb**
- → Train - 32 rock samples > 5 g/t Au up to 80.2 g/t Au and 15 rock samples > 0.5% Sb up to 10% Sb

Source: ASX Announcements 26 August 2020, 16 & 20 November 2023, 5 December 2023, & 26 February 2024



Korbel
Tomahawk
Wombat
Trundle
Rainy Day
Stoney
West Wing
T5
Muddy Creek
Discovery
Trumpet
Shadow
Train
Shoeshine
RPM
Estelle Geology
Sedimentary country rocks (Kahiltna Flysch)
Intrusive granitic rocks

Nova's Low-Cost Pathfinder Approach to Exploration

- Geology Observed in Outcrop
- Surface Mapping & Sampling
- Surface Anomaly
- Drilling

Proven and Robust Gold Flowsheet

Simple metallurgy for easy gold liberation - a big cost differentiator; further improvements are being tested



Milling Circuit
Secondary Crusher
Primary Crusher
Agglomeration Plant
Screener
Low Grade
Medium Grade
Ore Sorter
Low Grade
High Grade
High Grade
Heap Leach
Crushed Ore Stockpile
Gold & Silver Pregnant Solution
Flotation Circuit
(95.4% Recovery)
CM Concentrate
Waste Stream Critical Minerals Extraction Plant
Critical Minerals Products
Waste
Tailing Thickener & Tailing Pond
Intensive Leaching
(96.2% Recovery)
CM Pulp
Regrind Circuit
Electrowinning
Adsorption/ Desorption
Gold Furnace
Gold Bars
Key:
Current flow sheet from the scoping study
Conceptual additions to the flow sheet currently being tested as part of the FS level studies. Critical minerals extracted and previous reject waste now sent as low-grade ore to heap leach

Sources: ASX Announcements 28 February, 10 August 2022, & 26 March 2024

Conceptual Timeline to Gold Production

Significant value upside as the project continues to de-risk



2025
2026
2027
2028
Gold, antimony, and critical minerals resource drilling and upgrading
Ongoing systematic exploration across the Estelle Gold and Critical Minerals district
Scoping study – Completed May 2023
S-K 1300 Initial Assessment Technica Summary – Completed January 2024
Estelle Gold Assets
Feasibility Studies
Permitting and Finance
Construction
Gold Production

All timelines subject to assay lan turn arounds, market and operating conditions, all necessary approvals, regulatory requirements, weather events, and no unforeseen delays

Leading North American Gold and Antimony Developer

NOVA MINERALS

Corporate

Strong dual commodity exposure

Favourable jurisdiction and tenure – all on state land

Gold

Building a world-class gold project in a tier-one jurisdiction

Large-scale, long-life resource with strong development fundamentals

Antimony

First mover toward fully integrated U.S. antimony production

Strategic alignment and growing U.S. government support

Thank You

Nova Minerals Limited

T +61 3 9537 1238

E info@novaminerals.com.au

W www.novaminerals.com.au

Main Operations

Whiskey Bravo Airstrip
Matanuska-Susitna Borough,
Alaska, USA
1150 S Colony Way Suite 3-440, Palmer,
AK 99645

Office

Suite 5
242 Hawthorn Road
Caulfield
Victoria 3161
Australia

NASDAQ: NVA | ASX: NVA

NOVA MINERALS

Appendix A:
Antimony Overview

Antimony macros

Estelle's antimony will help address specific vulnerabilities in the U.S. supply chain

NOVA MINERALS

The Estelle project represents the first fully domestic antimony supply chain in decades, reducing U.S. vulnerability to supply disruptions



Factor	Current Status	Projected Impact of Estelle
Global production	China 54% with ban on exports, Russia 18%, Tajikistan 16%	Increase share of U.S. production
U.S. import reliance	Negligible domestic supply. 100% import reliant	Reduce dependencies on imports and mitigates geopolitical risks
Defense applications	100% reliant on foreign supply chains	Secure a fully integrated U.S. domestic supply chain
Price stability	Highly volatile due to Chinese exports controls	Diversified supply creates stability

Antimony Uses (USGS)

The most important critical mineral you have never heard of

Key Properties

- Heat and flame resistance
- Anti-corrosion
- Ability to harden and strengthen certain materials and metals

Strategic critical mineral that is used in all manner of civil and defense applications


16%
Chemicals
Paints, plastics, adhesives, mixed with alloys
29%
Energy & Transportation
Clean energy battery storage – Ambri liquid metal batteries, vehicles, wind turbines, solar panels
12%
Ceramic & Glass
Smart phone screens, camera lenses, binoculars, energy efficient windows
8%
Defense
Munitions, night vision goggles, explosives, communication equipment
35%
Flame Retardant
Clothing, furniture, electronics

SOURCE: USGS

NOVA MINERALS

Appendix B:
Corporate Overview

Estelle Infrastructure Solutions

Located on State of Alaska public lands close to Anchorage

NOVA MINERALS

Location

- State of Alaska public lands, 150km northwest of Anchorage
- 35km long mineralized corridor on 514km2 of State of Alaska Mining claims
- Alaska has a streamlined permitting process
- Fully permitted for exploration

Facilities

- 80 person fully winterized camp
- Onsite sample processing facility
- 4,000 foot all season airstrip which can facilitate large capacity DC3 aircraft

Power – Numerous Options Being Investigated for the FS

- Link to the state grid or proposed Flatlands Coal power plant
- Offtake from the proposed Donlin gas pipeline
- Diesel generators
- Micro-nuclear reactor

Access

- Short flight from Anchorage or Willow to an all-season air strip
- Winter trail used to transport large and heavy equipment
- Proposed West Susitna Access Road has considerable government and community support
  - All weather road that will link the project to port, rail and road
  - 1st part of the road included in the DoT plan to break ground in late 2025
  - AIDEA submitted permits for the remaining portion of the road and the Governor has requested expedited permitting and priority project status in accordance with the Presential Executive Orders


Willow Airstrip
Port Mackenzie
Anchorage
Anchorage International Airport
Proposed West Susitna Access Road (All weather road)
Winter Trail
Beluga Power Plant (Electricity source)
Proposed Gas Pipeline (Donlin Creek)
Potential Power Transmission Line (Feed to State grid)
Flatlands Coal (Potential Power Plant)
Whiskey Bravo Airstrip & Camp
Estelle Project

Technical Team

Industry-leading team of over 50 consultants powering Estelle's path to production

NOVA MINERALS



Hans Hoffman

General Manager

Professional Geologist with 20 years experience developing, conducting, and managing geotechnical engineering and mineral exploration projects primarily focused on resource development in Alaska.

ROUGH STOCK MINING SERVICES

Mine Engineering

Roughstock Mining are mine engineering specialists offering high-quality mine design, management, and technical services worldwide, with decades of experience ranging from grassroots exploration to large-scale operations.

JADE NORTH, LLC

Environmental & Permitting

Jade North are a team of seasoned professionals, including former state regulators, with over two decades of experience specializing in natural resource management, permitting, and regulatory strategy.



Allihies Engineering

Antimony Metallurgy Processing

Allihies Engineering is a globally respected authority in antimony and precious metals processing, bringing over 45 years of international experience in chemical engineering, metallurgy, engineering design, mineral resource management, and industrial plant operations.

Whittle Consulting

Mine Optimization

Whittle Consulting are specialists in integrated strategic planning with over 35 years of experience enhancing mining economics through advanced optimisation beyond conventional methods

Technical Team

Industry-leading team of over 50 consultants powering Estelle's path to production

Metallurgy Processing

METS Engineering has over 30 years of experience providing specialist engineering services and innovative solutions to the mining and mineral processing industries worldwide.

Environmental Studies

Restoration Science & Engineering, LLC is an Anchorage-based firm with over 25 years of experience providing full-service environmental and civil engineering, biological services, remediation, water resources, and project permitting to Alaskan municipal, industrial, state, and federal clients

Environmental Studies

ABR, Inc. is an ecological and environmental consulting firm who provide biological, habitat, aquatic, wetland, and permitting science services with decades of experience working in challenging environments.

Hydrology

Arcadis is a global company that offers extensive hydrology services, including managing the entire water cycle through consultancy, design, and engineering solutions

Survey & Infrastructure

Recon, LLC is an Alaska-based civil, geological engineering, and surveying firm specialising in remote route reconnaissance, infrastructure development, project feasibility studies, and project management for natural resource clients

Geochemistry

SLR International Corporation is a global environmental and advisory consultancy that delivers specialist services in environmental science, engineering and sustainability.

Creating Long-Term Value for All Stakeholders

Established a Social Licence To Operate

NOVA MINERALS

Hire and Buy Alaskan

We strive to offer support through prioritising local employment and local procurement with our "Hire & Buy Alaskan" policy.

Health and Safety

Nova is committed to adopting and adhering to best practice safety standards to maintain a culture of integrity and ownership, and to provide a safe working environment at all our locations

Support Local Communities

Nova has established strong, collaborative, and respectful working relationships with the communities adjacent to our operations and is committed to supporting them to ensure we have a meaningful impact on their culture, environment and economic prosperity.

Responsible Development

Nova takes its environmental responsibilities seriously and is committed to achieving excellence in environmental management through understanding the sensitivities of our operations and reducing the impacts of our operations as low as reasonably practicable

50+
Supported local businesses

$50M+
Spent on local procurement

100s+
Employment from local communities


We proudly hire and buy Alaskan
NOVA MINERALS

Committed to creating a safe and environmentally responsible future mining operation that provides opportunities for all Alaskans.

Appendix C:
Mineral Resource Estimate

Mineral Resource Estimate

NOVA MINERALS

JORC Compliant Global MRE (April 2023)

Deposit	Cutoff	Measured			Indicated			Inferred			Total		
		Tonnes Mt	Grade g/t Au	Moz Au	Tonnes Mt	Grade g/t Au	Moz Au	Tonnes Mt	Grade g/t Au	Moz Au	Tonnes Mt	Grade g/t Au	Moz Au
RPM North	0.20	1	4.1	0.18	3	1.5	0.16	26	0.6	0.48	31	0.8	0.82
RPM South	0.20							31	0.4	0.42	31	0.4	0.42
Total RMP Mining Complex		**1**	**4.1**	**0.18**	**3**	**1.5**	**0.16**	**57**	**0.5**	**0.90**	**62**	**0.6**	**1.24**
Korbel Main	0.15				320	0.3	3.09	480	0.2	3.55	800	0.3	6.64
Cathedral	0.15							240	0.3	2.01	240	0.3	2.01
Total Korbel Mining Complex					**320**	**0.3**	**3.09**	**720**	**0.2**	**5.56**	**1,040**	**0.3**	**8.65**
Total Estelle Gold Project		**1**	**4.1**	**0.18**	**323**	**0.3**	**3.25**	**777**	**0.3**	**6.46**	**1,102**	**0.3**	**9.89**

JORC and S-K 1300 Compliant Economic Pit Constrained MRE (January 2024)

Deposit	Cutoff	Measured			Indicated			Inferred			Total		
		Tonnes Mt	Grade g/t Au	Moz Au	Tonnes Mt	Grade g/t Au	Moz Au	Tonnes Mt	Grade g/t Au	Moz Au	Tonnes Mt	Grade g/t Au	Moz Au
RPM North	0.20	1	4.1	0.18	3	1.6	0.15	23	0.6	0.45	28	0.9	0.78
RPM South	0.20							23	0.5	0.35	23	0.5	0.35
Total RMP Mining Complex		**1**	**4.1**	**0.18**	**3**	**1.6**	**0.15**	**46**	**0.5**	**0.80**	**51**	**0.7**	**1.13**
Korbel Main	0.15				240	0.3	2.39	35	0.3	0.30	275	0.3	2.70
Cathedral	0.15							150	0.3	1.35	150	0.3	1.35
Total Korbel Mining Complex					**240**	**0.3**	**2.39**	**185**	**0.3**	**1.65**	**425**	**0.3**	**4.05**
Total Estelle Gold Project		**1**	**4.1**	**0.18**	**243**	**0.3**	**2.54**	**231**	**0.3**	**2.45**	**476**	**0.3**	**5.17**

Sources: ASX Announcements 11 April 2023 & 16 April 2024.